UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Notification of Late Filing

(Check one)	☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For period ended March 31, 2009

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the transition period ended

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

BankUnited Financial Corporation
Full name of registrant

Former name if applicable

255 Alhambra Circle
Address of principal executive office (Street and Number)

Coral Gables, Florida 33134
City, State and Zip Code

PART II RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

BankUnited Financial Corporation (referred to on a consolidated basis as the “Company,” “BankUnited,” “we”, “our” or “us”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 (the “Second Quarter 2009 Form 10-Q”) by the filing deadline of May 11, 2009. This notice contains unaudited information about our results that is subject to change in our Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (the “2008 Form 10-K”), Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (the “First Quarter 2009 Form 10-Q”), and Second Quarter 2009 Form 10-Q when filed with the Securities and Exchange Commission (the “SEC”).

We have included selected financial data in this document so that the reader may better understand our current financial condition. This financial data is subject to change, as noted above. The financial data as of and for the period ended March 31, 2009, including the valuation of the investment securities and mortgage-backed securities portfolios and the evaluation of other-than- temporary impairment, is preliminary. In addition, the financial data has been prepared based on the assumption that the Company will continue as a going concern. If the same information were to be prepared and presented on a liquidation basis, the results might be materially different.

Reason for Non-Completion of the Financial Results for March 31, 2009 Quarter

We are not able to file a timely Second Quarter 2009 Form 10-Q because we have not completed the preparation of our financial results for either the fiscal year ended September 30, 2008 (the “fiscal 2008”) or the fiscal quarters ended March 31, 2009 and December 31, 2008. This delay results from the continuing adverse market conditions, the complexity of accounting and disclosure issues, which increased the need for additional review and analysis of our business including, without limitation, regulatory issues, liquidity and capital and the material weaknesses in internal control over financial reporting discussed below. As we have previously notified the NASDAQ, we are working diligently to try to complete the filing of our 2008 Form 10-K, First Quarter 2009 Form 10-Q and Second Quarter 2009 Form 10-Q by June 15, 2009. However, no assurances can be given concerning our ability to file by June 15, 2009. If we do not file by June 15, 2009, we intend to request additional time from NASDAQ to make the required filings, although there is no assurance that they will grant us such additional time.

Regulatory and Enforcement Actions

As disclosed previously, since July 2008, the Company and BankUnited, FSB (the “Bank”), our wholly-owned subsidiary, have entered into various agreements with the Office of Thrift Supervision (the “OTS”) that have progressively increased our regulatory monitoring and reporting requirements and added significant restrictions on our operations.

Most recently, on April 14, 2009, the Board of Directors of the Bank entered into a Stipulation and Consent to Prompt Corrective Action Directive (the “PCA Agreements”) with the OTS. The PCA Agreements reiterated several mandatory operating restrictions of previous agreements, including the Cease and Desist Orders entered into with the OTS on September 19, 2008.

The PCA Agreements direct the Bank to be capitalized by a merger with or an acquisition by another financial institution or another entity, or through the sale of all or substantially all of the Bank’s assets and liabilities to another financial institution or another entity, within twenty days of the issuance of the PCA Agreements, pursuant to a written definitive agreement that the Bank was required to execute within fifteen days of the effective date of the PCA Agreements, unless such timeframes were extended in writing by the OTS. The PCA Agreements further required the Bank to achieve and maintain, at a minimum, the following ratios: (i) Total Risk Based Capital Ratio of 8%; (ii) Tier I Core Risk Based Capital Ratio of 4%; and (iii) Leverage Ratio of 4% within twenty days of the effective date of the PCA Agreements. Based on our March 31, 2009 reported capital levels, we would need to raise approximately $1.0 billion to meet the Total Risk Based Capital Ratio of 8%, approximately $706 million to meet the Tier I Core Risk Based Capital Ratio of 4% and approximately $937 million to meet the Leverage Ratio of 4%. The twenty-day period to raise capital and achieve the mandatory minimum capital requirements under the PCA Agreements expired on May 4, 2009 without compliance by the Bank. As a result of the foregoing circumstances, the Bank is subject to regulatory enforcement actions, including the Federal Deposit Insurance Corporation (the “FDIC”) receivership. This, as well as other matters discussed herein, raise substantial doubt about the Company’s ability to continue as a going concern.

Efforts to Raise Capital at the Holding Company

We have been actively trying to raise capital at the holding company level for over a year. These efforts have required substantial time, resources and energy from our senior management, who has persistently sought to identify investors and structure a feasible transaction. Although management continues to seek capital at the holding company level, our efforts at this time primarily relate to a direct recapitalization of the Bank. No assurance can be given that we will be able to raise capital at either the Bank or the holding company level. In addition, a recapitalization of the Bank without a simultaneous recapitalization of the holding company would reduce or eliminate the Company’s ownership in the Bank, thus raising substantial doubt about the Company’s ability to continue as a going concern.

Liquidity and Capital Resources

At May 7, 2009, the Bank had total cash and cash equivalents of $1.3 billion compared to $1.2 billion and $513 million at September 30, 2008 and 2007, respectively. The increase from September 30, 2007 was primarily driven by an increase in retail deposit balances and payments received on the Bank’s loans and investment securities. Management elected to increase cash and cash equivalents in response to market disturbances that adversely affected the liquidity position at other financial institutions.

Since November 2008 the Bank has had no available borrowing capacity with the Federal Home Loan Bank of Atlanta (“FHLB”). As a consequence, we have been repaying the FHLB borrowings as they mature. Similarly, the Bank has had no available borrowing capacity from brokered deposits since July 2008, which we have also been paying as they mature. Our primary funding sources are principal and interest payments from investments and loan portfolios, retail deposit growth and cash reserves. As of March 31, 2009, cash and cash equivalents were $1.5 billion. Repayment of FHLB advances of $145 million and brokered deposits of $112 million at their scheduled maturity dates subsequent to March 31, 2009, resulted in a net decline of cash and cash equivalents to $1.3 billion as of May 7, 2009. We have $395 million of FHLB advances scheduled to mature, and an additional $655 million of FHLB advances are scheduled to mature through the fiscal year ending September 30, 2009. As of May 7, 2009 we had brokered deposits of approximately $182 million maturing through the fiscal year ending September 30, 2009. A continued decline in our financial condition and additional market disturbances could create additional concern among depositors, making retail deposits more costly and difficult to attract and maintain. Nevertheless, we anticipate seeking to maintain and increase our retail deposit levels for liquidity purposes.

In addition to the Bank’s liquidity, management also monitors the liquidity at the holding company. As of May 7, 2009, we had an estimated $19 million of liquid assets available at the holding company. This amount should allow us to meet our obligations at least through the end of the fiscal year ended September 30, 2009 (the “fiscal 2009”) assuming the continued deferrals of our debt service obligations on the trust preferred securities. The Company has estimated its debt service obligations as of March 31, 2009 to be approximately $30 million per year at the holding company level for interest and debt payments on our Convertible Senior Notes, HiMEDS Units senior notes, senior debentures and trust preferred securities. As permitted by the terms of our trust preferred securities, during the fourth fiscal quarter in 2008 (the quarter ended September 30, 2008), we announced that we had elected to defer approximately $13.6 million of the annual debt service obligation on the trust preferred securities. Pursuant to the indentures for the trust preferred securities, we are permitted to defer interest payments for twenty consecutive quarters. As of the date of the filing of this Form 12b-25, we have deferred interest payments for three consecutive quarters. However, we cannot defer annual payments of approximately $16.8 million of combined interest obligations on our Convertible Senior Notes, HiMEDS Units senior notes, and senior debentures, of which $8.4 million is required to be paid between April 1, 2009 and September 30, 2009. Additionally, the holding company incurs non-fixed cash charges for general and administrative matters of approximately $3.6 million per quarter. The PCA Agreements prohibit the Bank from making dividend payments to the holding company and the holding company has few other sources of income. Therefore, no assurances can be given that the Company will be able to make the required payments on the debt after the available liquid assets at the holding company level are depleted. Therefore, there is substantial doubt about our ability to continue as a going concern.

Management’s Assessment of Disclosure Controls and Procedures

As of the filing of this document, we have identified two material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. We reported in our previous filings that, based on our assessment thus far and as a result of an insufficient complement of personnel with a level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirement, we expect to report at least the following material weaknesses as of September 30, 2008: our controls and procedures did not ensure the systematic and accurate execution of account level analyses related to the residential loan portfolio, including the allowance for loan losses and the identification of troubled debt restructuring, or the accurate preparation of our cash flow statements. We continue to evaluate the effect of subsequent events and consequent adjusting accounting entries on our internal control over financial reporting as of September 30, 2008 and upon conclusion of that evaluation we may have additional material weaknesses to report including, but not limited to, controls over the process of determining the fair value of residential real estate owned properties and investment securities.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Humberto L. Lopez	(305)	569-2000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☐ No ☒

We have not filed our 2008 Form 10-K and our First Quarter 2009 Form 10-Q.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

Second Fiscal Quarter 2009 Results

We expect that our results for fiscal quarter ended March 31, 2009 (the “Second Quarter 2009”) will be significantly different from our results for the similar quarter in fiscal year 2008. We expect to report a loss of $443.1 million or $12.55 per share for the second quarter 2009 compared to a loss of $65.8 million or $1.88 per share for the quarter ended March 31, 2008. For the six months ended March 31, 2009, we expect to report a loss of approximately $920.6 million, or $26.08 per share compared to a loss of $91.3 million, or $2.61 per share for the same period in 2008. The increase in loss is primarily a result of our continuing recognition of significant provisions for loan losses related to our payment option adjustable rate mortgage portfolio, lower net interest income due to higher nonperforming assets, additional cost of maintaining excess cash for liquidity purposes, other-than-temporary impairments, the write-off of goodwill and higher losses and carrying costs associated with repossessed real estate. As of March 31, 2009, the Company maintains reserves of approximately $1.0 billion for losses on its loan portfolio. All of the estimates are unaudited and subject to change when we file our periodic reports with the SEC.

Additional financial results as of and for the six months ended March 31, 2009 are presented below under Selected Financial Data.

Selected Financial Data

Set forth below is a summary of selected unaudited financial data for the dates and periods indicated.

	(Preliminary)
	March 31, 2009	December 31, 2008	September 30, 2008	September 30, 2007
		(In thousands)
Total assets	$13,136,444	$13,760,135	$14,156,506	$15,046,271

Cash and cash equivalents	$1,456,789	$1,409,175	$1,222,733	$512,935

Loans Receivable:
Real estate loans:
One-to-four family residential:
Payment Option ARMs	$4,998,967	$5,885,210	$6,714,100	$7,607,670
Other residential mortgages	4,176,681	3,712,023	3,216,215	3,261,010

Total one-to-four family residential	9,175,648	9,597,233	9,930,315	10,868,680
Home equity loans and lines of credit	506,176	501,389	486,467	420,386
Multi-family	123,518	125,510	144,324	120,058
Commercial real estate	599,184	607,345	600,261	496,556
Construction	201,397	198,261	171,213	146,557
Land	220,157	222,012	224,723	303,294

Total real estate loans	10,826,080	11,251,750	11,557,303	12,355,531

Other loans:
Commercial	183,691	202,412	197,985	187,951
Consumer	9,285	12,289	12,740	16,228

Total other loans	192,976	214,701	210,725	204,179

Total loans	11,019,056	11,466,451	11,768,028	12,559,710
Unearned discounts, premiums and deferred loan costs, net	195,149	204,106	210,875	235,454
Allowance for loan losses	(991,185)	(926,639)	(711,995)	(58,623)

Total loans, net	$10,223,020	$10,743,918	$11,266,908	$12,736,541

Total liabilities	$14,163,841	$14,284,033	$14,205,785	$14,234,305

Interest bearing deposits	$8,448,980	$8,306,054	$7,883,447	$6,747,888
Non-interest bearing deposits	251,600	236,157	251,225	342,499

Total deposits	$8,700,580	$8,542,211	$8,134,672	$7,090,387

Securities sold under agreements to repurchase	$9,294	$18,297	$56,930	$143,072
Advances from Federal Home Loan Bank	4,769,350	5,054,350	5,279,350	6,234,350
Convertible Senior Notes	120,000	120,000	120,000	120,000
HiMEDS Units senior notes	184,000	184,000	184,000	184,000
Senior debentures	12,500	12,500	12,500	12,500
Trust preferred securities	237,261	237,261	237,261	237,261

Total borrowings	$5,332,405	$5,626,408	$5,890,041	$6,931,183

Stockholders’ (Deficit) Equity	$(1,027,397)	$(523,898)	$(49,279)	$811,966

	(Preliminary)
	March 31, 2009	December 31, 2008	September 30, 2008	September 30, 2007
Asset Quality

Non-accrual loans
Total non-accrual loans	$1,982,830	$1,625,268	$1,237,775	$180,810
Accruing loans more than 90 days past due as to interest or principal	—	94	71	23

Total non-performing loans	1,982,830	1,625,362	1,237,846	180,833
Repossessed assets other than real estate owned	—	—	—	50
Real estate owned, net	154,211	141,687	135,324	27,682

Total non-performing assets	$2,137,041	$1,767,049	$1,373,170	$208,565

Troubled debt restructurings included in non-accrual loans	$158,578	$93,641	$65,732	$—

Performing troubled debt restructuring excluded from non-performing assets	$618,070	$417,657	$68,033	$—

Allowance for loan losses	$991,185	$926,639	$711,995	$58,623

Provision for loan losses for the six months ended March 31, 2009; the three months ended December 31, 2008 and the years ended September 30, 2008 and 2007	$659,560	$364,048	$852,452	$31,500

Charge-offs, net of recoveries for the six months ended March 31, 2009; the three months ended December 31, 2008 and the years ended September 30, 2008 and 2007	$380,370	$149,404	$199,080	$9,255

Capital Data of BankUnited, FSB:
Total (deficit) equity capital	$(505,589)	$(13,413)	$449,454	$1,202,809
Core capital-to-assets ratio	(3.1)%	(0.2)%	3.3%	7.8%
Risk-based capital to assets ratio	(5.5)%	(0.3)%	6.9%	15.4%

Forward-Looking Statements

This notice contains certain forward-looking statements, as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are statements that are not historical facts and, without limitation, include predictions, forecasts, indications or discussions of future results, performances or achievements. Certain statements including words such as: “will likely result,” “expect,” “will continue,” “anticipate,” “estimate,” “project,” “believe,” “intend,” “will,” “should,” “would,” “could,” “may,” “can,” “plan,” “target” and similar expressions, are intended to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). In particular, statements relating to future actions, trends in the Company’s business, prospective services or products, future performance or financial results and the outcome of contingencies, such as legal proceedings, are considered forward-looking statements. The Company claims the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA.

Forward-looking statements may include, but are not limited to, financial information about our fiscal year 2008 and first and second quarters of fiscal year 2009, discussions concerning national and regional business and economic conditions, fiscal and monetary policies; changes in interest rates; deterioration in the general economy and the credit markets; changes in policy or discretionary decisions by the FHLB or the Federal Reserve; a reduced demand for credit; a decrease in deposit flows, loan demand or deposits or other customers; risks associated with residential mortgage lending or the decline in the housing market, including, without limitation, continued deterioration in credit quality, reduced real estate values and slower sales, interest rate changes, payment elections by borrowers of option ARM loans and deterioration in the ability of borrowers to repay their loans and other debts; uncertainty about the effectiveness of the U.S. Treasury’s TARP program; competition from other financial service companies in the Company’s markets; potential or actual actions by regulators, including, without limitation, receivership based upon the Company’s failure to comply with the provisions of the PCA Agreements and the Consent Orders requiring the Bank to increase its level of capital by both December 31, 2008 and May 4, 2009, new, changed or increased regulatory restrictions and the ability to comply with such restrictions; the outcome of existing and any new legal proceedings against the Company, including adverse decisions in significant actions including, but not limited to, actions brought by federal and state authorities and class action cases; changes in regulations, laws, policies or standards, including, among others, changes in accounting standards, guidelines and policies; volatility in the market price of the Company’s common stock; unfavorable conditions in the capital markets; the possible loss of key personnel; the possible inability to successfully implement strategic initiatives, and other economic, competitive, servicing capacity, governmental, regulatory and technological factors affecting the Company’s operations, price, products and delivery of services; the possibility that the commercial loan, commercial real estate loan and consumer loan market may continue to deteriorate; the outcome of tax audits; the issuance, redemption or deferral of payments on the Company’s debt or equity; the concentration of operations in Florida; reliance on other companies for products and services; acts of terrorism, war, other man-made or natural disasters, including hurricanes, that may adversely affect the Company’s business and operations.

The Company is not able to make any assurances, including but not limited to any assurances, that the increased rate of sale of foreclosed homes will continue in future periods; that the percentage of unsold homes in escrow or under negotiation will be representative of the number or percentage of homes sold in future periods; that the Company will be able to attract or maintain the needed complement of accounting personnel to remediate the material weaknesses on a timely basis; that the Company will have adequate liquidity in future periods; that Company will be able to regain its status of “well-capitalized;” or that the regulatory authorities will not take enforcement action against the Bank, such as placing the Bank into receivership.

Actual results or performance could differ from those implied or contemplated by forward-looking statements. The Company wishes to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made, and are not historical facts or guarantees of future performance. Other factors that could cause actual results to differ materially are: (i) other risks and uncertainties described from time to time in the Company’s filings with the SEC and (ii) other risks and uncertainties that have not been identified at this time. Information in this notice is solely as of the dates, and for the periods, indicated. The Company does not undertake, and specifically disclaims any obligation, to publicly update or revise any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements, whether as the result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference into this report might not occur.

BankUnited Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

BANKUNITED FINANCIAL CORPORATION

Date:	May 12, 2009	By:	/s/ HUMBERTO L. LOPEZ
		Name:	Humberto L. Lopez
		Title:	Senior Executive Vice President and Chief Financial Officer